Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	Marchex Paymaster, LLC	Delaware
2.	goClick.com, Inc.	Delaware
3.	Marchex, LLC	Delaware
4.	Marchex Sales, LLC	Delaware
5.	Marchex CAH, Inc.	Delaware
6.	Telmetrics Corporation (formerly, Telmetrics Inc.)	Nova Scotia
7.	Marchex International, Ltd.	Ireland
8.	Marchex Voice Services, Inc.	Pennsylvania
9.	Marchex Europe Limited	United Kingdom
10.	Jingle Networks, Inc.	Delaware
11.	MX Services Europe Ltd.	United Kingdom
12.	Callcap, LLC (formerly, SITA Laboratories, Inc.)	Delaware
13.	DCCI Support Service, Inc.	Delaware